SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                   FORM 8-A/A
                                (Amendment No. 4)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             LASERSIGHT INCORPORATED
                      -------------------------------------
             (Exact name of registrant as specified in its charter)

             Delaware                                       65-0273162
          --------------                                  --------------
(State of incorporation or organization)       (IRS Employer Identification No.)

   12249 Science Drive, Suite 160
   Orlando, Florida                                  32826
   -------------------------------                   -----
   (Address of principal executive offices)         (Zip Code)

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x]

Securities Act registration statement file  number  to which  this form relates:
____________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:
     Title of each class to                      Name of each exchange on which
        be so registered                         each class is to be registered
        --------------                                  ---------------
             None                                       Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)


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         LaserSight Incorporated,  a Delaware corporation (the "Company") hereby amends and restates the Registration Statement on Form 8-A relating to the common stock, par value $.001 per share ("Common Stock"), of the Company as follows:

Item 1.  Description of Registrant's Securities to be Registered.

         The Certificate of Incorporation of LaserSight Incorporated, as amended (the "Charter"), provides that the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock"), issuable in series.

         As of June 12, 1998, the Company had outstanding (1) 12,712,712 shares of Common Stock (not including any shares of Common Stock issuable upon the conversion of Preferred Stock or the exercise of outstanding options and warrants to acquire Common Stock), (2) 2,000,000 shares of Series C Convertible Participating Preferred Stock, $.001 par value per share ("Series C Preferred Stock") and (3) 2,000,000 shares of Series D Convertible Participating Preferred Stock, $.001 par value per share ("Series D Preferred Stock"). No shares of the Series A Convertible Preferred Stock (issued in January 1996) or the Series B Convertible Participating Preferred Stock (issued in August 1997) were outstanding as of June 12, 1998.

         The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Charter and By-laws, in each case as amended to date.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of Preferred Stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

Preferred Stock

         The Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences


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and  privileges  of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

         The Charter is filed as Exhibit 1 hereto, and is incorporated herein by reference.

Series C Preferred Stock

         On June 5, 1998, the Company issued 2,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock is convertible into Common Stock at the option of the holders of the Series C Preferred Stock at any time until June 5, 2001, on which date all shares of Series C Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to customary anti-dilution adjustments. The holder of each share of Series C Preferred Stock, in addition to any voting rights provided by law, are entitled to vote upon all matters upon which holders of the Common Stock have the right to vote, and the shares of Series C Preferred Stock held by each such holder are entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series C Preferred Stock could be converted as of the record date for the determination of the stockholders entitled to vote on such matters. Except as required by law or as otherwise required by the terms of the Series C Preferred Stock, the holders of shares of Series C Preferred Stock and Common Stock vote together as a single class and not as separate classes.

         Dividends on the Series C Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock, and each outstanding share of Series C Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $4.00 plus the amount of unpaid dividends accrued on such share. The holders of the Series C Preferred Stock also have the right to nominate one candidate to stand for election as a member of the Company's Board of Directors for as long as such holders are the owners of record of at least 7.5% of the Company's outstanding Common Stock or Series C Preferred Stock which is convertible into 7.5% of the Company's outstanding Common Stock on any date the Board of Directors fixes the record date for a meeting of the Company's stockholders at which directors will be elected.

         The holders of the Series C Preferred Stock, so long as the holders of the Series C Preferred Stock remain the stockholder of record of at least 5% of the Company's outstanding Common Stock or Series C Preferred Stock which is convertible into 5% of the Company's outstanding Common Stock, have the right to participate in any below-market equity financing transaction so as to maintain such holders' percentage level of ownership of the Company's Common Stock outstanding as such ownership exists immediately prior to the closing of such financing. The following will not constitute a below-market third party financing for purposes of this provision: (i) the grant of options or warrants, or the issuance of securities, under any employee or director stock option, stock purchase or restricted stock plan of the Company, (ii) the issuance of Common Stock pursuant to any contingent obligation of the Company existing as of June 5, 1998, (iii) the issuance of securities upon the exercise or conversion of the Company's options, warrants or other convertible securities outstanding as of June 5, 1998, (iv) the declaration of a rights dividend to holders of Common Stock in connection with the adoption of a stockholder rights plan, (v) the issuance of securities in connection with a merger, acquisition, joint venture or similar arrangement, or (vi) the issuance of the Series D Preferred Stock.


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



         The Certificate of Designation, Preferences and Rights of Series C Convertible Participating Preferred Stock is filed as a part of Exhibit 1 hereto, and is incorporated herein by reference.

Series D Preferred Stock

         On June 12, 1998, the Company issued 2,000,000 shares of Series D Preferred Stock. The Series D Preferred Stock is convertible into Common Stock at the option of the holders of the Series D Preferred Stock at any time until June 12, 2001, on which date all shares of Series D Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to customary anti-dilution adjustments. Dividends on the Series D Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series D Preferred entitles the holder thereof to a liquidation preference equal to the sum of $4.00 plus the amount of unpaid dividends accrued on such share.

         The holder of each share of Series D Preferred Stock, in addition to any voting rights provided by law and the special voting rights described below, is entitled to vote upon all matters upon which holders of the Common Stock have the right to vote, and the shares of Series D Preferred Stock held by each such holder are entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series D Preferred Stock could be converted as of the record date for the determination of the stockholders entitled to vote on such matters, or if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as required by law or as otherwise required by the terms of the Series D Preferred Stock, the holders of shares of Series D Preferred Stock and Common Stock vote together as a single class and not as separate classes.

         The holders of the Series D Preferred Stock have, in addition to the other voting rights, the exclusive right, voting separately as a single class to elect one director (the "Series D Preferred Director") of the Company, with the remaining directors to be elected by the other classes of stock entitled to vote therefore at each meeting of stockholders held for the purpose of electing directors. The right of the holders of Series D Preferred Stock to vote for the election of directors may be exercised at any annual meeting or at any special meeting called for such purpose or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Company, of the holders of a majority of all shares of Series D Preferred Stock outstanding as of the record date of such written consent. The voting rights with respect to the Series D Preferred Director will terminate and thereafter be of no force or effect if on any date the Board of Directors fixes the record date for a meeting of the Company's stockholders at which directors will be elected (the "Determination Date"), that number of full shares of Common Stock into which all then outstanding shares of Series D Preferred Stock, if any, could be converted pursuant to the term of the Series D Preferred Stock is less than 7.5% of all then outstanding shares of Common Stock on the Determination Date.

         Upon termination of the voting rights with respect to the Series D Preferred Director pursuant to the terms of the Series D Preferred Stock, the Series D Preferred Director then in office will serve until the date of the Company's next meeting at which directors are elected. Thereafter, so long as the holders of the Series D Preferred Stock own in the aggregate at least 7.5% of the outstanding Common Stock as of any Determination Date (for purposes of this calculation all shares of Series D Preferred Stock shall be deemed to be converted to shares of Common Stock pursuant to the terms of the Series D


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Preferred Stock) then the holders of the Series D Preferred Stock shall have the right to designate a nominee (who is reasonably acceptable to the Company's Board of Directors) to stand for election as a director at the next meeting of the Company's stockholders at which directors will be elected. If such nominee is elected but does not serve such nominee's complete term on the Company's Board of Directors by reason of the resignation, death, removal or inability to serve, then holders of the Series D Preferred Stock shall be entitled to designate a successor (who is reasonably acceptable to the Company's Board of Directors) to fill such vacancy until the next meeting for the election of directors. If such nominee is not elected to the Board, the holders of the Series D Preferred Stock will, in addition to those rights described in the following paragraph, be entitled to appoint an additional Non-Voting Observer (as defined below). For purposes of this provision the phrase "outstanding Common Stock" shall mean the Common Stock shown as outstanding on the Company's Quarterly Report on Form 10-Q for the most recent quarter and shall not be determined on a dilutive basis.

         If the Series D Preferred Director is not an employee of Dawson Samberg Capital Management, Inc., then the holders of the Series D Preferred Stock, collectively, shall also be entitled to designate a non-voting observer (the "Non-Voting Observer") to attend and participate in (but not to vote at) all meetings of the Company's Board of Directors and any committee thereof. The Non-Voting Observer has the same rights with respect to the receipt of notices of meetings of the Board of Directors or a committee thereof and access and limitations to information concerning the business and operations of the Company as members of the Board of Directors, and is entitled to participate in discussions and consult with the Board of Directors without voting.

         The holders of the Series D Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues or sells any shares of Common Stock (or Common Stock equivalents) before June 12, 2001 at a price per share (or having a conversion or exercise price per share) less than $4.00 per share. In the event of such an issuance, subject to all applicable listing rules of The Nasdaq Stock Market, the conversion price of the Series D Preferred Stock will be adjusted in order to allow the Series D Preferred Stock to convert into that number of shares of Common Stock which will maintain the Series D Preferred Stock holders' percentage level of ownership of the Company's Common Stock outstanding (including Series C Preferred Stock and Series D Preferred Stock which is convertible into Common Stock) as such ownership exists immediately prior to such below-market issuance. This anti-dilution adjustment only relates to the conversion price of the Series D Preferred Stock and does not result in adjustments to the number of shares of Common Stock held by the holders of the Series D Preferred Stock. This anti-dilution adjustment will not be triggered by the issuance of the Company's securities under the following circumstances: (i) a public offering of the Company's equity securities, (ii) the grant of options or warrants, or the issuance of securities, under any employee or director stock option, stock purchase or restricted stock plan of the Company, (iii) the issuance of Common Stock pursuant to any contingent obligation of the Company existing as of June 12, 1998, (iv) securities issued upon the exercise or conversion of the Company's options, warrants or other convertible securities outstanding as of June 12, 1998, (v) declaration of a rights dividend to holders of Common Stock in connection with the adoption of a stockholder rights plan by the Company, and (vi) securities issued in connection with a merger, acquisition, joint venture or similar arrangement which is approved by a majority of the Company's Board of Directors that are not then employees of the


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Company (the "Outside  Directors"),  and (vii)  securities  issued in connection with the establishment of a strategic relationship which is approved by a majority of the Outside Directors.

         The Certificate of Designation, Preferences and Rights of Series D Convertible Participating Preferred Stock is filed as a part of Exhibit 1 hereto, and is incorporated herein by reference.

Delaware Law and Certain Charter Provisions

         The provisions of the Company's Charter and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors.

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The By-laws may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Board of Directors.

         The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

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Item 2.  Exhibits.

         The following exhibits are filed as part of this registration statement or incorporated herein by reference:

         1. Certificate of Incorporation of LaserSight Incorporated, as amended.

         2. By-Laws of the Company, as amended (incorporated by reference to Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1992 filed with the Commission on March 31, 1993).












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         Pursuant to the  requirements of Section 12 of the Securities  Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                                     LASERSIGHT INCORPORATED

Date:  June 25, 1998                        By:       /s/ Gregory L. Wilson
                                                     ----------------------
                                                     Gregory L. Wilson
                                                     Chief Financial Officer
















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